03011491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bouchey & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Union Avenue
(No. and Street)

Saratoga Springs, NY 12866
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Bouchey (518) 583-0090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roback, Ferraro & Pehl, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

100 Saratoga Village Blvd., Suite 36, Ballston Spa, NY 12020
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED FEB 28 2003 PROCESSING SECTION WASH, D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara J. Bouchey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bouchey & Associates, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William A. Losey III
Notary Public, State of NY
01LO6035184
Qualified in Saratoga County
Commission Expires 12/27/05

BOUCHEY & ASSOCIATES, INC.

FINANCIAL STATEMENTS

December 31, 2002 and 2001

TABLE OF CONTENTS

	PAGE NO.
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Shareholder's Equity	4
Statements of Changes in Liabilities Subordinated to Claims of Creditors	5
Statements of Cash Flows	6
Notes to Financial Statements	7-9
SUPPLEMENTARY INFORMATION	
Report on Internal Control Required by SEC rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC rule 15c3-3	10-11
Schedule I - Computation of Net Capital	12-13
Schedule II - Computation of Determination of Reserve Requirements	14
Schedule III - Information Relating to Possession or Control Requirements	15



100 Saratoga Village Blvd.,
Suite 36 • Ballston Spa, NY 12020
Phone: (518) 899-5544
Fax: (518) 899-4974
E-mail: rfp@rfpcpa.com
www.rfpcpa.com

Roback, Ferraro & Pehl

Certified Public Accountants, LLP

Robert R. Roback, Sr., CPA, CFS
Stephen L. Ferraro, CPA
Timothy W. Pehl, CPA, CFP
Kristen D. Andrie, CPA, CMA
Paul C. Zarecki, CPA
Daniel R. Kumlander, CPA
Timothy A. Clark, CPA

INDEPENDENT AUDITORS' REPORT

Barbara J. Bouchey
Bouchey & Associates, Inc.
Saratoga Springs, New York 12866

We have audited the accompanying statements of financial condition of Bouchey & Associates, Inc. (an S Corporation) as of December 31, 2002 and 2001 and the related statements of income, changes in shareholders equity, changes in liabilities subordinated to claims of creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bouchey & Associates, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roback, Ferraro & Pehl
Certified Public Accountants, LLP

February 4, 2003

Members:
American Institute of Certified Public Accountants (AICPA)
New York State Society of Certified Public Accountants (NYSSCPA)
Registered Investment Advisors

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS

	2002	2001
Current Assets		
Cash	$ 19,669	$ 40,829
Commissions receivable	7,618	30,396
Loans receivable	63,000	-
Interest receivable	4,011	-
Due from affiliate	9,413	-
Prepaid expenses	1,167	1,386
Total Current Assets	104,878	72,611
Total Assets	$ 104,878	$ 72,611

LIABILITIES AND SHAREHOLDER'S EQUITY

	2002	2001
Current Liabilities		
Accrued expenses	$ 2,500	$ 2,450
Accounts payable	293	-
Corporate taxes payable	100	100
Commissions payable	1,700	21,510
Total Current Liabilities	4,593	24,060
Total Liabilities	4,593	24,060
Shareholder's Equity		
Common stock - no par, 200 shares authorized, 10 shares issued and outstanding	100	100
Additional paid in capital	9,900	9,900
Retained earnings	90,285	38,551
Total Shareholder's Equity	100,285	48,551
Total Liabilities and Shareholder's Equity	$ 104,878	$ 72,611

See auditors' report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2002 and 2001

	2002	2001
Commission Income	$ 60,370	$ 115,527
General and Administrative Expenses		
Commission expense	5,790	27,713
Legal and accounting	3,943	3,250
Fees and licenses	2,087	1,483
Insurance expense	697	697
Bank charges	30	-
Total General and Administrative Expenses	12,547	33,143
Income From Operations	47,823	82,384
Other Income		
Interest income	4,011	-
Net Income Before Provision for Income Taxes	51,834	82,384
Corporate tax expense	100	100
Net Income	$ 51,734	$ 82,284

See auditors' report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2002 and 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	COMMON STOCK IN TREASURY	TOTAL
Balance - December 31, 2000	$ 100	$ 9,900	$ 11,267	$ -	$ 21,267
Net Income	-	-	82,284	-	82,284
Distributions	-	-	(55,000)	-	(55,000)
Balance - December 31, 2001	100	9,900	38,551	-	48,551
Net Income	-	-	51,734	-	51,734
Distributions	-	-	-	-	-
Balance - December 31, 2002	$ 100	$ 9,900	$ 90,285	$ -	$ 100,285

See auditors' report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
December 31, 2002 and 2001

There were no liabilities subordinated to claims of creditors in 2002 or 2001.

See auditor's report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income	$	51,734	$	82,284
(Increase) Decrease in Assets				
Commissions receivable		22,778		(16,900)
Interest receivable		(4,011)		-
Due from affiliate		(9,413)		-
Prepaid expenses		219		(301)
Increase (Decrease) in Liabilities				
Accrued expenses		50		250
Accounts payable		293		-
Commissions payable		(19,810)		19,913
Due to affiliate		-		(2,400)
Cash Provided By Operating Activities		41,840		82,846
CASH FLOWS FROM INVESTING ACTIVITIES				
Notes receivable, net		(63,000)		-
Cash Used By Investing Activities		(63,000)		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Shareholder distributions		-		(55,000)
Cash Used By Financing Activities		-		(55,000)
NET (DECREASE) INCREASE IN CASH		(21,160)		27,846
CASH - BEGINNING		40,829		12,983
CASH - ENDING	$	19,669	$	40,829

Supplemental disclosures of cash flow information				
Cash paid during the year for income tax	$	100	$	100

See auditors' report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was incorporated September 5, 1997 in the State of New York and is located in Saratoga Springs, New York. The Company provides investment services to businesses and the general public.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, and provides one class of service, agency transactions. These transactions involve the use of mutual funds and insurance products only. The Company is a non-clearing broker-dealer.

Income Taxes
Income taxes have not been provided because the shareholder has elected to have the Company treated as an S corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Corporation's income or loss is passed through to the shareholder and reported on her individual income tax return. The accompanying provision for income taxes represents a state corporation tax surcharge.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Bad Debts
Bad debts are recorded on the direct write off method.

NOTE 3: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATION

The Company is exempt under rule 15c3-3 of the Securities and Exchange Commission for the use of a special reserve as the Company provides services only as a non-clearing broker.

NOTE 4: COMMISSIONS RECEIVABLE

The company is a non-clearing broker-dealer, the commissions receivable represent commissions and 12b-1 fees earned on investment transactions.

NOTE 5: PROVISION FOR INCOME TAXES

The details of the provision for income taxes are as follows:

	Years Ended December 31, 2002	Years Ended December 31, 2001
State	$ 100	$ 100

For income tax purposes the Company reports income on the cash basis of accounting. Deferred taxes result from timing differences and are immaterial.

NOTE 6: CASH FLOW INFORMATION

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 7: SUBORDINATED BORROWINGS

There are no subordinated borrowings at December 31, 2002.

NOTE 8: NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $22,694 and $47,165 at December 31, 2002 and 2001, respectively of which $17,694 and $42,165 was in excess of its required net capital of $5,000. The Company's net capital ratio was .20 to 1 and .51 to 1 at December 31, 2002 and 2001, respectively.

See auditors' report.

NOTE 9: USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 10: RELATED PARTY

Due from affiliate consists of loans to Bouchey Asset Management. Both companies are owned by the same shareholder. The loans were made for working capital needs and are non-interest bearing.

See auditors' report.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Barbara J. Bouchey
Bouchey & Associates, Inc.
Saratoga Springs, New York 12866

In planning and performing our audit of the financial statements and supplemental schedules of Bouchey & Associates, Inc. (an S Corporation), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the owner, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants, LLP

February 4, 2003

BOUCHEY & ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

		2002		2001
Net Capital				
Total shareholder's equity	$	100,285	$	48,551
Add:				
Subordinated borrowing allowable		-		-
Total Capital and Subordinated Borrowings		100,285		48,551
Deductions and/or charges:				
Loans receivable	$	63,000	$	-
Interest receivable		4,011		-
Due from affiliate		9,413		-
Other assets		1,167		1,386
Net capital before haircuts on securities positions		22,694		47,165
Haircuts on securities		-		-
Net Capital	$	22,694	$	47,165
Aggregate indebtness:				
Other accounts payable and accrued expenses	$	4,593	$	24,060
Items not included in statement of financial condition:				
Unrecorded amounts		-		-
Total Aggregate Indebtness	$	4,593	$	24,060
Computation of basic net capital requirement				
Minimum net capital required based on aggregate indebtness:	$	306	$	1,604
Minimum dollar requirement	$	5,000	$	5,000
Excess net capital over minimum dollar requirement	$	17,694	$	42,165
Excess net capital at 1,500 percent	$	22,388	$	45,561
Excess net capital at 1,000 percent	$	22,235	$	44,759
Ratio: Aggregate indebtedness to net capital		.20 to 1		.51 to 1

See auditors' report and notes to financial statments.

BOUCHEY & ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

		2002		2001
Reconciliation with company's computation included in Part II of Form X-17a-5				
Net Capital from Part II (unaudited) FOCUS report	$	25,960	$	47,439
Allowable assets not originally reported:				
Commissions receivable		-		1,000
Non-allowable assets originally reported				
Commissions receivable		(1,248)		-
Prepaid expenses		-		(160)
Allowable liabilities not originally reported:				
Accrued expenses		(2,500)		(250)
Accounts payable		(293)		-
Corporate taxes payable		(100)		-
Commissions payable		875		(864)
Net Captial Per Above	$	22,694	$	47,165

See auditors' report and notes to financial statments.

BOUCHEY & ASSOCIATES, INC.
SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
December 31, 2002 and 2001

The company is a non-clearing broker dealer and is exempt from the reserve requirement under rule 15c3-3 of the Securities and Exchange Commission.

See auditors' report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
December 31, 2002 and 2001

The company does not enter into transactions that relate to possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission.

See auditors' report and notes to financial statements.